U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation
Amendment No. 7

NAME OF REGISTRANT: Allergan plc
NAME OF PERSON RELYING ON EXEMPTION: Appaloosa LP
ADDRESS OF PERSON RELYING ON EXEMPTION: 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078
WRITTEN MATERIALS: The following written materials are attached:
Exhibit 1: Press Release regarding letter from Appaloosa LP to Allergan plc’s Board of Directors, dated February 5, 2019 (previously filed)
Exhibit 2: Press Release regarding letter from Appaloosa LP to Allergan plc’s Board of Directors, dated February 19, 2019 (previously filed)
Exhibit 3: Press Release regarding John Chevedden’s support of Appaloosa LP’s proposal, dated February 28, 2019 (previously filed)
Exhibit 4: Press Release regarding Appaloosa LP’s statement on Allergan plc’s failed anti-depression study, dated March 7, 2019 (previously filed)
Exhibit 5: Press release regarding Appaloosa LP’s statement on Allergan plc’s annual proxy statement, dated March 25, 2019 (previously filed)
Exhibit 6: Presentation regarding Appaloosa LP’s shareholder proposal submitted to Allergan plc for consideration at the 2019 Annual General Meeting of Shareholders (previously filed)
Exhibit 7: Press release regarding Appaloosa LP’s supplemental presentation regarding Appaloosa LP’s shareholder proposal submitted to Allergan plc for consideration at the 2019 Annual General Meeting of Shareholders, dated April 4, 2019 (previously filed)
Exhibit 8: Supplemental presentation regarding Appaloosa LP’s shareholder proposal submitted to Allergan plc for consideration at the 2019 Annual General Meeting of Shareholders (previously filed)
Exhibit 9: Press Release regarding Appaloosa LP’s statement on Institutional Shareholder Services Inc.’s qualified recommendation regarding Appaloosa LP’s shareholder proposal submitted to Allergan plc for consideration at the 2019 Annual General Meeting of Shareholders, dated April 15, 2019 (previously filed)
Exhibit 10: Press Release regarding Appaloosa LP’s statement on two reports by Institutional Shareholder Services regarding Appaloosa LP’s shareholder proposal submitted to Allergan plc for consideration at the 2019 Annual General Meeting of Shareholders, dated April 22, 2019

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

ISS Taft-Hartley and Social Advisory Services Recommend Voting FOR Appaloosa Proposal

Two of three ISS Recommendations in Favor of Appaloosa Proposal

Proxy Advisory Firm Egan-Jones Recommends Shareholders Vote for Appaloosa Proposal

NEW YORK – April 22, 2019 – Appaloosa LP today highlighted that Institutional Shareholder Services (“ISS”) issued two separate reports – the Taft-Hartley and the Social Responsibility Advisory Services Voting Recommendations – in favor of Appaloosa’s proposal to split the role of Allergan Plc's Chairman and CEO. Thus, two out of three advisory opinions issued by ISS on this matter endorse Appaloosa’s proposal.

Moreover, ISS specifically qualified its Benchmark Policy Recommendation to vote against the Appaloosa proposal by its reference to “ongoing concerns for shareholders about the company’s performance” as well as a “vague timeline” for Allergan’s next leadership change.

In a separate Benchmark Policy Recommendation last week, ISS also noted that shareholders of The Boeing Company would benefit from the “most robust form of independent oversight” that a split in the roles of Chairman and CEO provides.

Appaloosa sees no difference in Allergan’s current situation. Indeed, the transparent intent of the Company’s adoption of an independent chair policy at the next “CEO transition” is to evade this oversight and leave it for another Board and CEO to implement at a much later date.

Another proxy advisory firm, Egan-Jones Proxy Services (“Egan-Jones”) apparently recognizes this distinction as well and has recommended that shareholders vote FOR Appaloosa’s proposal. In its opinion, Egan-Jones stated that “there is an inherent potential conflict, in having an inside director serve as the Chairman of the board.”

Allergan cannot address its deep deficiencies by paying lip service to a governance checklist. Appaloosa urges shareholders to vote FOR proposal no. 6 in order to avoid many years of an unfettered status quo.

IMPORTANT NOTICE
Funds advised by Appaloosa LP (“Appaloosa”) have submitted to Allergan plc (“Allergan”) a shareholder proposal to separate the roles of Chairman and Chief Executive Officer to be considered at Allergan’s 2019 annual general meeting of shareholders. This communication is not a solicitation of proxies and Appaloosa is not seeking authority to vote any proxy in connection with Allergan’s annual general meeting. Shareholders should NOT send us any proxy card. Shareholders may vote for Appaloosa’s shareholder proposal by executing and returning the form of proxy card furnished by Allergan in accordance with the procedures set forth in Allergan’s proxy materials. Shareholders with questions may contact Okapi Partners, Appaloosa’s Information Agent, toll free in the U.S. and Canada at (877) 869-0171 or at +1 (212) 297-0720 outside of the U.S. or Canada.

Media Contacts
Jonathan Gasthalter/Nathaniel Garnick
Gasthalter & Co.
(212) 257-4170